UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 December 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT and Norbert Dentressangle conclude deal for the majority of TNT Logistics France's logistics and part of its transport business, 1 December 2005

1 December 2005

TNT and Norbert Dentressangle conclude deal for the majority of TNT Logistics France's logistics and part of its transport business

TNT and Norbert Dentressangle announced today that they have signed an agreement for the sale of the majority of the contract logistics activities and part of the transportation activities of its French subsidiary TNT Logistics Holdings SAS. This sale is effective from today.

This sale includes in particular the businesses of Aixor, Cemga, Copal, Nord Mendy, the Clermont-Ferrand site of Nicolas and the shares of Les Routiers Francais and Barco. TNT branding will be removed progressively from the facilities, before October 31st 2006.

As announced on October 18th, offers have been received for most of the remainder of the transportation business of the TNT French Logistics business unit and discussions are continuing. As previously disclosed, the expected negative financial impact relating to the sale and refocus of the French Logistics business unit is to be up to EURO 140 million pre-tax, and to be booked largely in 2005.

Neither the French Express business unit of TNT nor its French Freight Management business are involved or impacted by this deal.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. For more information about TNT N.V. please go to the website: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 1 December 2005